Exhibit 99.1

I-Mab Announces Positive Outcome in Arbitration Relating to Agreements with Tracon

-	Award is an important victory for I-Mab and its shareholders on multiple levels, ending the multi-year long dispute
-	Tribunal completely denied Tracon’s groundless damages claim of over $200 million relating to I-Mab’s next-generation bi-specific antibody assets and awarded no damages to Tracon
-	Tribunal confirmed the termination of both agreements with Tracon
-	I-Mab will accelerate the development and global partnership for uliledlimab and bi-specific antibody assets, which have the potential to create substantial value for the Company as soon as early 2024

GAITHERSBURG, MD. and SHANGHAI, China – April 25, 2023 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today announced the positive outcome of its arbitration with TRACON Pharmaceuticals (“Tracon”) relating to (1) the collaboration agreement to co-develop I-Mab’s proprietary CD73 antibody, uliledlimab (TJD5) (the “TJD5 Agreement”), and (2) the collaboration agreement to potentially co-develop I-Mab’s bi-specific antibodies (the “BsAb Agreement”).

The arbitration award concluded the multi-year long dispute between I-Mab and Tracon. The award determined that the TJD5 Agreement has been terminated for a pre-agreed termination fee of $9 million plus interest payable by I-Mab pursuant to the original TJD5 Agreement, and, therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s groundless damages claim of over $200 million for any breach under the BsAb Agreement and awarded no damages to Tracon. The Tribunal also confirmed the termination of the BsAb Agreement. Based on the arbitration award, I-Mab will bear a portion of Tracon’s legal fees and costs, totaling approximately $13.5 million.

The resolution is crucial for I-Mab to preserve and further realize the value of uliledlimab and the bi-specific antibody portfolio through accelerating clinical development and on-going global partnership discussions.

“This is an important victory for I-Mab and its shareholders on multiple levels, both from a legal and business standpoint, as I-Mab successfully protected and preserved its shareholder’s value and I-Mab’s rights of its proprietary CD73 antibody, uliledlimab, and bi-specific antibody assets,” said Dr. Andrew Zhu, President and Acting CEO of I-Mab.

With these matters resolved, I-Mab is now in a position to accelerate the development and global partnership for uliledlimab and bi-specific antibody assets, which have the potential to create substantial value for the Company as soon as early 2024.

This arbitration award is final and binding on the parties, and I-Mab intends to pursue confirmation of the award promptly.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies through internal R&D and global partnerships and commercial partnerships. I-Mab has established its global footprint in Shanghai, Beijing, Hangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://www.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical developments, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Richard Yeh Chief Operating Officer, interim Chief Financial Officer IR@i-mabbiopharma.com	Gigi Feng Chief Communications Officer PR@i-mabbiopharma.com

U.S. Media Inquiries

Michael Sitrick (Los Angeles) E-mail: mike_sitrick@sitrick.com	James Doran (New York) E-mail: jdoran@sitrick.com